Exhibit 99.1

Mountain Province Provides Additional Microdiamond and Drilling Results for Wilson Kimberlite at Gahcho Kué

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Dec. 23, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) provides additional microdiamond and delineation results for the Wilson kimberlite that was discovered earlier this year and lies within the open pit mine plan for the Tuzo kimberlite.

Plan view of the Wilson kimberlite (red) and adjacent kimberlite sheets in darker shades of red. (CNW Group/Mountain Province Diamonds Inc.)

Highlights:

  New microdiamond results from 1.7 tonnes of drill core
  Eighty-six diamonds greater than 0.85mm recovered that weigh a total of 2.33 carats
  New drilling includes an additional 409 meters of kimberlite from ten drillholes

A total of 1.7 tonnes of kimberlite recovered from two drillholes at Wilson was treated for microdiamond recovery at the Saskatchewan Research Council with a total of 5,564 diamonds recovered in the +0.075mm size classes, including eighty-six +0.85mm diamonds weighing a total of 2.23 carats. Delineation drilling for Wilson has also been completed with ten new drillholes intersecting a total of 409 meters of kimberlite over the 2,897 meter drilling program.

President and CEO of Mountain Province Stuart Brown commented: "These results, that follow on the discovery of Wilson earlier this year, are evidence that the life of the Gahcho Kué Mine is still an open-ended opportunity. Wilson has the potential to make a valuable contribution to the mine, and it represents only the early results of our combined exploration efforts with De Beers to continue to add value through further discovery in the area."

The Wilson discovery was announced in June 2019 as a result of renewed exploration in the immediate area surrounding the Gahcho Kué kimberlites. At that time, eighteen drillholes had been completed at Wilson and preliminary microdiamond results for 113 kilograms of kimberlite were reported (see news release June 11, 2019). Drilling completed since has an additional ten drillholes that have further delineated the Wilson body, as well as kimberlite sheets that occur adjacent to and west of Wilson. These latest drilling results are summarized in the table below.

Latest drill results for the Wilson kimberlite.

			Kimberlite Intersect[1] (m)
Drill Hole	Azimuth	Inclination	From	To	Length	Intersect True Thickness[2] (m)	End of Hole (m)
MPV-19-515C	288	-45	235.77	304.4	68.63	50.10	335
MPV-19-517C	265	-50	--	--	--	--[5]	329
MPV-19-518C	282	-53	81.10	89.15	8.05	--[3]	428.7
			180.65	182.55	1.90	--[3]
			197.90	225.75	27.85	--[3]
			301.50	305.55	4.05	--[3]
MPV-19-519C	259	-53	--	--	--	--[5]	278.0
MPV-19-520C	296	-51	215.00	228.05	13.05	--[3]	350
			234.75	236.93	2.18	--[3]
			245.40	251.77	6.37	--[3]
			289.10	319.60	30.50	19.10
MPV-19-521C	303	-50	159.05	209.27	50.22	30.40	251
MPV-19-522C	208	-57	117.22	187.00	69.78	--[4]	317
			191.00	249.62	58.62	--[4]
			285.15	286.85	1.70	--[3]
MPV-19-523C	299	-51	--	--	--	--[5]	350
MPV-19-524C	280	-45	81.85	104.50	22.65	16.10	127
MPV-19-525C	242	-45	40.50	92.50	52.00	27.70	131
[1]Intersects are not true thicknesses[2]Defined as the horizontal distance between kimberlite/country rock pierce points, assuming that Wilson has vertical contacts with the adjacent country rock[3]True thicknesses are not determined for narrow intersects outside of the main Wilson body[4]Intersects are along the strike length of the kimberlite[5]No kimberlite intersected

Three-dimensional modeling has confirmed that Wilson is elongated north-south and has roughly vertical contacts with country rock along its length, with a greater volume of kimberlite to the north. Drilling completed since the last update for Wilson has also confirmed that several ancillary kimberlite sheets exist east of and adjacent to the Wilson body. Images of the Wilson kimberlite in plan and cross-sectional view are provided in the images below.

After preliminary logging at the mine site, drill core was secured and shipped to a logging facility located in Calgary, Alberta that is operated by De Beers Technical Services. After the core was logged in detail, it was decided that drillholes MPV-19-496C and MPV-19-501C should be sampled in entirety for microdiamond analysis. Representative samples were preserved from both drillholes, and the rest was shipped in secure containers to the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council ("SRC") for caustic fusion recovery of microdiamonds. A total of 1,702 kilograms of kimberlite was treated for microdiamonds, with 5,560 diamonds recovered from the +0.075mm size classes. Eighty-six +0.85mm diamonds recovered from the two drillholes weigh a total of 2.33 carats. The results are summarized in the table below and include those reported in June 2019 from the discovery drillhole MPV-19-496C.

Microdiamond results for Wilson, including results reported on June 11, 2019 from drillhole MPV-19-496C.

Total Weight	Number of Diamonds According to Sieve Size Fraction (mm)											Total of +0.075 stones
Kg	+0.075	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360
	-0.106	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350
1702	2066	1372	863	532	333	200	108	61	16	5	4	5560

Security and chain of custody protocols were in place during the transit of the drill core from the minesite, and sampling and shipping the kimberlite core samples from Calgary to the SRC. The SRC is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion.

The drilling results for the Wilson kimberlite are not sufficiently well-constrained to define a Mineral Resource, and as such the Wilson kimberlite is considered a Target for Further Exploration (TFFE). Based on drilling and 3D modeling to date, a potential range from 2.0-3.0 million tonnes is possible for the Wilson kimberlite. The estimate of a TFFE is conceptual in nature as there has been insufficient exploration to define a Mineral Resource, and it is uncertain if future exploration will result in the estimate being delineated as a Mineral Resource. Petrographic and geochemical analysis of the core to define internal lithologies for Wilson is ongoing with results expected in early 2020.

Qualified Person

The disclosure of scientific and technical information in this news release regarding Mountain Province's mineral properties has been reviewed and approved by Dr. Tom E. McCandless, P.Geo., Vice President Exploration for Mountain Province and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development.  The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Cross-sectional image of Wilson kimberlite (red), with drillholes 496C and 501C as noted. (CNW Group/Mountain Province Diamonds Inc.)

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Vice President, Corporate Development, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:30e 23-DEC-19